UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026 Commission File Number: 001-41995
Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

1395 Brickell Avenue
Suite 800
Miami, Florida 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F Form 40-F

EXPLANATORY NOTE
The Annual General Meeting (the “AGM”) of Logistic Properties of the Americas (the “Company”) will be held virtually at 9:00 AM (Eastern Standard Time) on September 16, 2026 from the Company's offices at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131.
In connection with the AGM, the Company hereby furnishes the Notice of Annual General Meeting, the Proxy Statement for Annual General Meeting, and the Proxy Form for Annual General Meeting, as Exhibits 99.1, 99.2, and 99.3 hereto, respectively.
Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-282421) and Form F-3 (File No. 333-286813), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX

Exhibit Number	Description
99.1	Notice of Annual General Meeting
99.2	Proxy Statement for Annual General Meeting
99.3	Proxy Form for Annual General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas
Dated: August 4, 2026

	By:	/s/ Esteban Saldarriaga
	Name:	Esteban Saldarriaga
	Title:	Chief Executive Officer